SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
( Amendment No.       )
Starent Networks, Corp.
(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
85528P 10 8

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	85528P 10 8

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Matrix Partners VI, L.P. (04-3496468)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑[1]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		6,272,920 [2]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,272,920[2]

WITH:	8	SHARED DISPOSITIVE POWER

—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,272,920[2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.12%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 This Schedule 13G is filed by Matrix Partners VI, L.P. (“Matrix VI”); Matrix VI Parallel Partnership-A, L.P. (“Parallel A”), Matrix VI Parallel Partnership-B, L.P. (“Parallel B”) (collectively, “ Matrix VI Entities”); Matrix VI Management Co., L.L.C. (“Matrix VI MC”), the general partner of each of the Matrix VI Entities; and Timothy A. Barrows (“Barrows”), managing member of Matrix VI MC (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
2 Represents 6,272,920 shares held by Matrix VI. Matrix VI MC is the general partner of Matrix VI, and Barrows is a managing member of Matrix VI MC. Barrows has sole voting and dispositive power with respect to the Matrix VI shares. The Reporting Persons disclaim beneficial ownership of the Matrix VI shares, except to the extent of their respective pecuniary interests therein.
3 This percentage is calculated based upon 68,809,843 shares of the Issuer’s common stock outstanding as of December 31, 2007.

Page 2 of 11 pages

CUSIP No.	85528P 10 8

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Matrix VI Parallel Partnership-A, L.P. (04-3510156)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑[4]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		2,092,730 [5]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,092,730[5]

WITH:	8	SHARED DISPOSITIVE POWER

—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,092,730[5]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.04%[6]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
4 This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
5 Represents 2,092,730 shares held by Parallel A. Matrix VI MC is the general partner of Parallel A, and Barrows is a managing member of Matrix VI MC. Barrows has sole voting and dispositive power with respect to the Parallel A shares. The Reporting Persons disclaim beneficial ownership of the Parallel A shares, except to the extent of their respective pecuniary interests therein.
6 This percentage is calculated based upon 68,809,843 shares of the Issuer’s common stock outstanding as of December 31, 2007.

Page 3 of 11 pages

CUSIP No.	85528P 10 8

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Matrix VI Parallel Partnership-B, L.P. (04-3510157)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑[7]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		701,089 [8]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		701,089 [8]

WITH:	8	SHARED DISPOSITIVE POWER

—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

701,089 [8]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.02%[9]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
7 This Schedule 13G if filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
8 Represents 701,089 shares held by Parallel B. Matrix VI MC is the general partner of Parallel B, and Barrows is a managing member of Matrix VI MC. Barrows has sole voting and dispositive power with respect to the Parallel B shares. The Reporting Persons disclaim beneficial ownership of the Parallel B shares, except to the extent of their respective pecuniary interests therein.
9 This percentage is calculated based upon 68,809,843 shares of the Issuer’s common stock outstanding as of December 31, 2007.

Page 4 of 11 pages

CUSIP No.	85528P 10 8

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Matrix VI Management Co., L.L.C. (04-3496466)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑[10]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		9,066,739[11]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,066,739[11]

WITH:	8	SHARED DISPOSITIVE POWER

—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,066,739[11]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.18%[12]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
10 This Schedule 13G if filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
11 Includes 9,066,739 shares held by the Matrix VI Entities (6,272,920 shares held by Matrix VI, 2,092,730 shares held by Parallel A, and 701,089 shares held by Parallel B). Matrix VI MC is the general partner of the Matrix VI Entities, and Barrows is a managing member of Matrix VI MC. Barrows has sole voting and dispositive power with respect to the Matrix VI Entities shares. The Reporting Persons disclaim beneficial ownership of the Matrix VI Entities shares, except to the extent of their respective pecuniary interests therein.
12 This percentage is calculated based upon 68,809,843 shares of the Issuer’s common stock outstanding as of December 31, 2007.

Page 5 of 11 pages

CUSIP No.	85528P 10 8

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Timothy A. Barrows

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑[13]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		9,310,874[14]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,310,874[14]

WITH:	8	SHARED DISPOSITIVE POWER

—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,310,874[14]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.53%[15]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
13 This Schedule 13G if filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
14 Includes 9,066,739 shares held by the Matrix VI Entities (6,272,920 shares held by Matrix VI, 2,092,730 shares held by Parallel A, and 701,089 shares held by Parallel B); 66,666 shares of restricted common stock (the “Restricted Shares”) held by Barrows; and 177,469 shares held by Weston VI & Co. LLC (“Weston VI”) as nominee for Barrows (as part of a total 1,475,977 shares held by Weston VI) , (the Restricted Shares and 177,469 Weston VI held shares collectively, “Barrows Shares”). Matrix VI MC is the general partner of each of the Matrix VI Entities, and Barrows is a managing member of Matrix VI MC. Barrows has sole voting and dispositive power with respect to the Matrix VI Entities shares and the Barrows Shares. The Reporting Person disclaims beneficial ownership of the Matrix VI Entities Shares and the Restricted Shares, except to the extent of his pecuniary interest therein.
15 This percentage is calculated based upon 68,809,843 shares of the Issuer’s common stock outstanding as of December 31, 2007.

Page 6 of 11 pages

CUSIP No.	85528P 10 8
Item 1(a) Name of Issuer:
Starent Networks, Corp.
Item 1(b) Address of Issuer’s Principal Executive Offices:
30 International Place
Tewksbury, MA 01876
Item 2(a) Name of Person Filing:
The reporting persons are:
Matrix Partners VI, L.P. (“Matrix VI”)
Matrix VI Parallel Partnership-A, L.P. (“Parallel A”)
Matrix VI Parallel Partnership-B, L.P. (“Parallel B”)
Matrix VI Management Co., L.L.C. (“Matrix VI MC”)
Timothy A. Barrows (“Barrows”)
Item 2(b) Address of Principal Business Office or, if None, Residence:
The address of each of the reporting persons is:
c/o Matrix Partners
100 Winter Street, Suite 4500
Waltham, MA 02451
Item 2(c) Citizenship:

Matrix VI	Delaware limited partnership
Parallel A	Delaware limited partnership
Parallel B	Delaware limited partnership
Matrix VI MC	Delaware limited liability company
Barrows	United States citizen
Item 2(d) Title of Class of Securities:
This Schedule 13G report relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Starent Networks, Corp.
Item 2(e) CUSIP Number:
85528P 10 8
Item 3 Description of Person Filing:
Not applicable.

Page 7 of 11 pages

CUSIP No.	85528P 10 8
Item 4 Ownership:
(a)	Amount Beneficially Owned:

As of December 31, 2007: (i) Matrix VI was the record holder of 6,272,920 shares of Common Stock (the “Matrix VI Shares”); (ii) Parallel A was the record holder of 2,092,730 shares of Common Stock (the “Parallel A Shares”); (iii) Parallel B was the record holder of 701,089 shares of Common Stock (the “Parallel B Shares”); (iv) Matrix VI MC was the record holder of 0 shares of common stock; and (v) Barrows was the record or beneficial holder of 244,135 shares of common stock (the “Barrows Shares”).

Matrix VI MC, is the general partner of each of Matrix VI, Parallel A and Parallel B, and has sole voting and dispositive power of the Matrix VI Shares, Parallel A Shares, and Parallel B Shares.

Barrows may be deemed to have sole power to vote and dispose of 244,135 common shares: (i) 66,666 shares of restricted common stock held by Barrows; and (ii) 177,469 shares held by Weston VI & Co. LLC (“Weston VI”) as nominee for Barrows (as part of a total 1,475,977 shares held by Weston VI) (the Restricted Shares and 177,469 Weston VI held shares collectively, “Barrows Shares”). Matrix VI MC is the general partner of each of the Matrix VI Entities, and Barrows is a managing member of Matrix VI MC. Barrows has sole voting and dispositive power with respect to the Matrix VI Entities Shares and the Barrows Shares.

(b)	Percent of Class:

Matrix VI:	9.12%
Parallel A:	3.04%
Parallel B:	1.02%
Matrix VI MC:	13.18%
Barrows:	13.53%
(c)	Number of Shares as to which the Person has:

	NUMBER OF SHARES
Reporting Person	(i)	(ii)	(iii)	(iv)

Matrix VI	6,272,920	0	6,272,920	0
Parallel A	2,092,730	0	2,092,730	0
Parallel B	701,089	0	701,089	0
Matrix VI MC	9,066,739	0	9,066,739	0
Barrows	9,310,874	0	9,310,874	0

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

Page 8 of 11 pages

CUSIP No.	85528P 10 8
Item 5 Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6 Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.
Item 8 Identification and Classification of Members of the Group:
Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).
Item 9 Notice of Dissolution of Group:
Not applicable.
Item 10 Certification:
Not applicable.
This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Page 9 of 11 pages

CUSIP No.	85528P 10 8
SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
DATED: February 14, 2008.

Matrix Partners VI, L.P.

By:	Matrix VI Management Co., L.L.C., Its General Partner

	By:	/s/ Timothy A. Barrows

Timothy A. Barrows, Authorized Member

Matrix VI Parallel Partnership-A, L.P.

By:	Matrix VI Management Co., L.L.C., Its General Partner

	By:	/s/ Timothy A. Barrows

Timothy A. Barrows, Authorized Member

Matrix VI Parallel Partnership-B, L.P.

By:	Matrix VI Management Co., L.L.C., Its General Partner

	By:	/s/ Timothy A. Barrows

Timothy A. Barrows, Authorized Member

Matrix VI Management Co., L.L.C.

	By:	/s/ Timothy A. Barrows

Timothy A. Barrows, Authorized Member

/s/ Timothy A. Barrows
Timothy A. Barrows

Page 10 of 11 pages

CUSIP No.	85528P 10 8
Exhibit I
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Starent Networks, Corp.
     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
     EXECUTED as of this 14 day of February, 2008.

Matrix Partners VI, L.P.

By:	Matrix VI Management Co., L.L.C., Its General Partner

	By:	/s/ Timothy A. Barrows

Timothy A. Barrows, Authorized Member

Matrix VI Parallel Partnership-A, L.P.

By:	Matrix VI Management Co., L.L.C., Its General Partner

	By:	/s/ Timothy A. Barrows

Timothy A. Barrows, Authorized Member

Matrix VI Parallel Partnership-B, L.P.

By:	Matrix VI Management Co., L.L.C., Its General Partner

	By:	/s/ Timothy A. Barrows

Timothy A. Barrows, Authorized Member

Matrix VI Management Co., L.L.C.

	By:	/s/ Timothy A. Barrows

Timothy A. Barrows, Authorized Member

/s/ Timothy A. Barrows

Timothy A. Barrows

Page 11 of 11 pages